November 6, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mr. Robert Arzonetti and Mr. Christian Windsor

Re:	Solowin Holdings
Registration Statement on Form F-3, as amended
File No.: 333-282552

Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of SOLOWIN HOLDINGS (the “Company”) so that it will become effective at 5:00 p.m., Eastern Time, on Friday, November 8, 2024, or as soon thereafter as practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

SOLOWIN HOLDINGS

/s/ Shing Tak Tam
By:	Shing Tak Tam
Title:	Chief Executive Officer